

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2014

<u>Via E-mail</u>
Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

> **Re: Poage Bankshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 5, 2014 By Stilwell Value Partners II, L.P., et al.**
> **File No. 001-35295**

Dear Ms. Parisi:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief
Office of Financial Services

cc: <u>Via E-mail</u>
     Mary Ann Frantz, Esq.